EXHIBIT 99.8

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Acasti Pharma Inc. (the “Company”) on Form 40-F for the year ended February 28, 2013 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Henri Harland, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 29, 2013	/s/ Henri Harland
Henri Harland
Chief Executive Officer